Seasons Series Trust

SunAmerica Series Trust

1 SunAmerica Center

Los Angeles, CA 90067

February 18, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Seasons Series Trust (File No. 811-07725)
SunAmerica Series Trust (File No. 811-07238)
Preliminary Proxy Statement (the “Proxy Statement”)

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Preliminary Proxy Statement as filed with the Commission on January 29, 2014, each of the above-referenced Trusts acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)         the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)         the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Seasons Series Trust

SunAmerica Series Trust

By:	/s/ Nori L. Gabert
Name:	Nori L. Gabert
Title:	Secretary